CURIAN SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
1-877-847-4143

November 15, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Curian Series Trust
Registration Statement on Form N-1A

Dear Sir/Madam:

Enclosed for filing is the registration statement under the Securities Act of 1933, as amended (“1933 Act”) and the Investment Company Act of 1940, as amended (“1940 Act”) on Form N-1A of the Curian Series Trust (“Trust”).  The notification of registration of the Trust on Form N-8A is being filed contemporaneously with this filing under separate cover.

The Trust has elected, pursuant to Rule 24f-2 under the 1940 Act, to register an indefinite amount of securities under the 1933 Act.

If you have any questions concerning this filing, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Chief Legal Officer & Secretary

encs.